March 15, 2010

Via EDGAR and Overnight Delivery
Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4631
Washington, DC 20549

Re:	China Architectural Engineering, Inc.
Preliminary Information Statement on Schedule 14C filed January 20, 2010
File No. 001-33709

Dear Ms. Long:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), the undersigned hereby transmits for filing Amendment No. 1 to the Preliminary Information Statement on Schedule 14C.   Based on the Staff’s review of the Schedule 14C as originally filed on January 20, 2010, the Commission issued a comment letter dated February 19, 2010.  The following consists of the Company’s responses to the Staff’s comment letter.  For the convenience of the Commission, the Commission comment is repeated verbatim below with the Company’s response immediately following.

1.
Comment.  Disclosure indicates that one of the corporate actions taken by written consent relates to the issuance of up to 25 million shares of common stock of China Architectural Engineering, Inc. in connection with the acquisition of 60% of the equity interest of Shanghai ConnGame Network Co., Ltd.  Please note that the notes to Schedule 14A, including Note A to the schedule, are also applicable to Schedule 14C.  As the acquisition appears to be related to the issuance of the shares that is the subject of the shareholder consent, please revise your information statement to provide:

•	All of the information required by Item 14 of Schedule 14A, including historical financial statements of CAE and ConnGame and pro forma financial information related to the acquisition.

•	The other information required by paragraph (b)(1) through (b)(7) and paragraph (c) of Item 14 of Schedule 14A.

Pamela Long
March 15, 2010

Response.  The Company has revised the Schedule 14C to add the information required by Item 14 of Schedule 14A as follows:

•
Item 14(b)(1):  The Company has added a summary term sheet containing the information required by Item 1001 of Regulation M-A, which begins on page 4 of the Schedule 14C.  Please note that the Company and First Jet, the seller of the equitiy interests in ConnGame, intend to enter into a definitive purchase agreement in the near future, prior to mailing of the information statement, and the information statement will be updated to disclose such agreement and the negotiations related thereto, in addition to a copy of the purchase agreement being attached to the information statement.  Other than the terms as described in the information statement, the purchase agreement is expected to contain standard terms and conditions.

•	Item 14(b)(2): The Company has added contact information for the parties to the transaction, which appears on page 3 of the Schedule 14C.

•	Item 14(b)(3): The Company has added a brief description of the business conducted by the Company and ConnGame, which appears on page 22 of the Schedule 14C.

•
Item 14(b)(4):  The Company has added a description of the terms of the transaction containing the information required by Item 1004(a)(2) of Regulation M-A, which begins on page 11 of the Schedule 14C.

•	Item 14(b)(5): The Company has added a statement regarding federal or state regulatory approvals being required for the transaction, which appears on page 15 of the Schedule 14C.

•
Item 14(b)(6):  The Company has added a description of the appraisal report it obtained for the value of the shareholders equity of ConnGame containing the information required by Item 1015(b) of Regulation M-A, which begins on page 13 of the Schedule 14C.

•
Item 14(b)(7):  The Company has added the information required by Items 1005(b) and 1011(a)(1) of Regulation M-A for the parties to the transaction for the periods for which financial statements are provided, which begins on pages 21 and 25 and Appendices B and C of the Schedule 14C.

•	Item 14(b)(8): The Company has added the selected financial data required by Item 301 for the Company. Please note in this respect that ConnGame qualifies as a smaller reporting company.

•
Item 14(b)(9):  The Company has included Item 301 information for the Company showing the pro forma effect of the transaction.  Please note in this respect that ConnGame qualifies as a smaller reporting company.

•
Item 14(b)(10):  The Company has included historical and pro forma combined per share data for the Company, including the Company’s book value per share as of December 31, 2009, the Company’s cash dividends per share for the year ended December 31, 2009 and the Company’s per share loss from continuing operations for the year ended December 31, 2009.

Pamela Long
March 15, 2010

•	Item 14(b)(11): The Company has included pro forma financial information required by Article 11 of Regulation S-X, which begins on page 28 of the Schedule 14C.

•
Item 14(c)(1):  The financial information for the Company required by Part B of Form S-4 has been incorporated by reference in the Schedule 14C from the Company’s Annual Report on form 10-K filed with the Commission on March 4, 2010.  A copy of the Company’s 10-K is included with the Schedule 14C as Appendix B.

•	Item 14(c)(2): The Company has included the financial information for ConnGame by Part C of Form S-4 beginning on page 21 of the Schedule 14C and Appendix C.

Should you have any questions or require any additional information, please contact Anh Q. Tran, Esq of K&L Gates LLP, our legal counsel, at (310) 552-5083 or by facsimile at (310) 552-5007.

Sincerely,

/s/  Luo Ken Li

Luo Ken Li

Chief Executive Officer

cc:	Anh Q. Tran, Esq.
Ed Kelly, Securities and Exchange Commission